EXHIBIT (a)(1)(xviii)

E-MAIL COMMUNICATION TO ELIGIBLE HUMAN GENOME SCIENCES, INC. OPTIONHOLDERS
DATED JULY 6, 2004.

To:	All HGS Notes Users
From:	Dawn Yager, Associate Director of Compensation and Benefits
Date:	July 6, 2004
Re:	One Last Briefing for Stock Option Exchange

     If you are holding stock options priced at $35 or more, and have not attended a briefing on the Stock Option Exchange program, we are holding one final briefing this week. The briefing will be in Traville 154A at 10:00 this Thursday, July 8.

     I encourage you to attend the briefing and get all of your questions answered before deciding whether or not to participate. Everyone’s situation is different, and it is important to consider all of the factors when making your final decision. Please remember that the deadline for making an election is July 12.

Thank you —
Dawn